SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ACREAGE HOLDINGS, INC.
(Name of Issuer)

Class E Subordinate Voting Shares, no par value

Class D Subordinate Voting Shares, no par value

(Title of Class of Securities)

00489Y147

00489Y154
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP Nos. 00489Y147 and 00489Y154
1	NAME OF REPORTING PERSONS Kevin P. Murphy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,330,590 Class D Subordinate Voting Shares (“Floating Shares”)* 11,926981 Class E Subordinate Voting Shares (“Fixed Shares”)*
	6	SHARED VOTING POWER 1,357,227 Floating Shares* 3,166,864 Fixed Shares*
	7	SOLE DISPOSITIVE POWER 5,330,590 Floating Shares* 11,926981 Fixed Shares*
	8	SHARED DISPOSITIVE POWER 1,357,227 Floating Shares* 3,166,864 Fixed Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,687,817 Floating Shares* 15,093,845 Fixed Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) ___17.7__% of the Floating Shares** ___17.5__% of the Fixed Shares**
12	TYPE OF REPORTING PERSON IN

*This amount includes 15,957,908 common units of High Street Capital Partners, LLC that are convertible into Floating Shares and Fixed Shares at a ratio of 0.7 and 0.3, respectively, and 19,512 options that are exercisable for Floating Shares and Class B Proportionate Voting Shares, which are also convertible into Floating Shares and Fixed Shares, held by the Reporting Persons (the “Unconverted Shares”).

** This amount is based upon the latest reported total issued and outstanding share amounts reported by the Issuer as of December 31, 2021 and the Unconverted Shares.

CUSIP Nos. 00489Y147 and 00489Y154
1	NAME OF REPORTING PERSONS Murphy Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 195,000 Floating Shares* 455,000 Fixed Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 195,000 Floating Shares* 455,000 Fixed Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,000 Floating Shares* 455,000 Fixed Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) __0.59___% of the Floating Shares** __0.60___% of the Fixed Shares**
12	TYPE OF REPORTING PERSON CO

* This amount includes 16,250 Class B Proportionate Voting Shares, which are also convertible into Floating Shares and Fixed Shares, held by the Reporting Persons.

** This amount is based upon the latest reported total issued and outstanding share amounts reported by the Issuer as of December 31, 2021.

CUSIP Nos. 00489Y147 and 00489Y154
1	NAME OF REPORTING PERSONS The Brendan McAloon Murphy Trust of 2018***
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 290,556 Floating Shares* 677,966 Fixed Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 290,556 Floating Shares* 677,966 Fixed Shares*
89	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,556 of the Floating Shares* 677,966 of the Fixed Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) ___0.88__% of the Floating Shares** ___0.90__% of the Fixed Shares**
12	TYPE OF REPORTING PERSON OO

* This amount includes some of the 96,852.31 Class B Proportionate Voting Shares, which are also convertible into Floating Shares and Fixed Shares, held by the Reporting Persons.

** This amount is based upon the latest reported total issued and outstanding share amounts reported by the Issuer as of December 31, 2021.

*** Kevin Murphy is the husband of Colleen Murphy.  Colleen Murphy is the sole trustee of the The Brendan McAloon Murphy Trust of 2018, The Eamon John Murphy Trust of 2018, The Maeve Ahern Murphy Trust of 2018, The Murphy-McAloon Family Trust of 2018 (the “Trusts”).   Kevin Murphy does not have any voting or dispositive control over any assets, including but not limited to securities, held by the Trust.

CUSIP Nos. 00489Y147 and 00489Y154
1	NAME OF REPORTING PERSONS The Eamon John Murphy Trust of 2018***
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 290,556 Floating Shares* 677,966 Fixed Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 290,556 Floating Shares* 677,966 Fixed Shares*
89	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,556 of the Floating Shares* 677,966 of the Fixed Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) ___0.88__% of the Floating Shares** ___0.90__% of the Fixed Shares**
12	TYPE OF REPORTING PERSON OO

* This amount includes some of the 96,852.31 Class B Proportionate Voting Shares, which are also convertible into Floating Shares and Fixed Shares, held by the Reporting Persons.

** This amount is based upon the latest reported total issued and outstanding share amounts reported by the Issuer as of December 31, 2021.

*** Kevin Murphy is the husband of Colleen Murphy.  Colleen Murphy is the sole trustee of the Trusts.   Kevin Murphy does not have any voting or dispositive control over any assets, including but not limited to securities, held by the Trust.

CUSIP Nos. 00489Y147 and 00489Y154
1	NAME OF REPORTING PERSONS The Maeve Ahern Murphy Trust of 2018***
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 290,556 Floating Shares* 677,966 Fixed Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 290,556 Floating Shares* 677,966 Fixed Shares*
89	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,556 of the Floating Shares* 677,966 of the Fixed Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) ___0.88__% of the Floating Shares** ___0.90__% of the Fixed Shares**
12	TYPE OF REPORTING PERSON OO

* This amount includes some of the 96,852.31 Class B Proportionate Voting Shares, which are also convertible into Floating Shares and Fixed Shares, held by the Reporting Persons.

** This amount is based upon the latest reported total issued and outstanding share amounts reported by the Issuer as of December 31, 2021.

*** Kevin Murphy is the husband of Colleen Murphy.  Colleen Murphy is the sole trustee of the Trusts.   Kevin Murphy does not have any voting or dispositive control over any assets, including but not limited to securities, held by the Trust.

CUSIP Nos. 00489Y147 and 00489Y154
1	NAME OF REPORTING PERSONS The Murphy-McAloon Family Trust of 2018***
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 290,556 Floating Shares* 677,966 Fixed Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 290,556 Floating Shares* 677,966 Fixed Shares*
89	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,556 of the Floating Shares* 677,966 of the Fixed Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) ___0.88__% of the Floating Shares** ___0.90__% of the Fixed Shares**
12	TYPE OF REPORTING PERSON OO

* This amount includes some of the 96,852.31 Class B Proportionate Voting Shares, which are also convertible into Floating Shares and Fixed Shares, held by the Reporting Persons.

** This amount is based upon the latest reported total issued and outstanding share amounts reported by the Issuer as of December 31, 2021.

*** Kevin Murphy is the husband of Colleen Murphy.  Colleen Murphy is the sole trustee of the Trusts.   Kevin Murphy does not have any voting or dispositive control over any assets, including but not limited to securities, held by the Trust.

The following constitutes the Schedule 13G (the “Schedule 13G”) filed by the undersigned.

Item 1

(a)	Name of Issuer:

Acreage Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

450 Lexington Avenue, #3308

New York, New York 10163

Item 2

(a)	Name of Person Filing

This Schedule 13G is being filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of (i) Kevin P. Murphy, an individual (“Mr. Murphy”); (ii) Murphy Capital, LLC, a Connecticut limited liability company over which Mr. Murphy exercises direction and control (“Murphy Capital”); and (iii) the Trusts (the Trusts and together with Mr. Murphy and Murphy Capital, the “Reporting Persons”).

Pursuant to a capital reorganization of the Issuer on September 23, 2020, the Reporting Persons acquired the securities the subject of this Schedule 13G, and subsequent to the acquisition the securities were registered under Section 12(g) of the Exchange Act.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 450 Lexington Ave, #3308, New York, New York 101631.

(c)	Citizenship

Mr. Murphy is a citizen of the United States of America. Murphy Capital was organized in Connecticut. The Trust was formed under the laws of the State of New York.

(d)	Title of Class of Securities

Class E Subordinate Voting Shares, no par value (“Fixed Shares”).

Class D Subordinate Voting Shares, no par value (“Floating Shares”).

(e)	CUSIP Nos.

00489Y147 – for Fixed Shares

00489Y154 – for Floating Shares

Item 3	Not Applicable

Item 4	Ownership

(a)	Amount Beneficially Owned: See Item 9 of each cover page, which is incorporated herein by reference.

(b)	Percent of Class: See Item 11 of each cover page, which is incorporated herein by reference.

(c)	Number of shares as to which the person has:

i.	Sole power to vote: See Item 5 of each cover page, which is incorporated herein by reference.

ii.	Shared power to vote: See Item 6 of each cover page, which is incorporated herein by reference.

iii.	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page, which is incorporated herein by reference.

iv.	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page, which is incorporated herein by reference.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

See Item 2(a).

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated February 14, 2022 by and among Kevin P. Murphy, Murphy Capital, LLC and the Trusts.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	February 14, 2022

/s/	Kevin P. Murphy	Murphy Capital, LLC
Kevin P. Murphy
		By:	/s/ Kevin P. Murphy
Kevin P. Murphy
President

Brendan McAloon Murphy Trust of 2018

By:	/s/ Colleen McAloon Murphy
Colleen McAloon Murphy
Trustee

Eamon John Murphy Trust of 2018

By:	/s/ Colleen McAloon Murphy
Colleen McAloon Murphy
Trustee

Maeve Ahern Murphy Trust of 2018

By:	/s/ Colleen McAloon Murphy
Colleen McAloon Murphy
Trustee

Murphy-McAloon Family Trust of 2018

By:	/s/ Colleen McAloon Murphy
Colleen McAloon Murphy
Trustee